Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Clearwire Corporation
Commission File Number 1-33349
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) intends to file a proxy statement and other relevant documents concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements

     This filing contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
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On August 8, 2008, Clearwire Corporation held a conference call to discuss its second quarter earnings results. A copy of the transcript of the call follows.
CORPORATE PARTICIPANTS
Mary Ekman
Clearwire Corporation — VP, IR
Ben Wolff
Clearwire Corporation — CEO and Director
Perry Satterlee
Clearwire Corporation — President and COO
John Butler
Clearwire Corporation — CFO
CONFERENCE CALL PARTICIPANTS
Simon Flannery
Morgan Stanley — Analyst

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Ric Prentiss
Raymond James & Associates — Analyst
Eric Kainer
ThinkPanmure — Analyst
Sid Parakh
McAdams Wright Ragen — Analyst
PRESENTATION
Operator
Good day, ladies and gentlemen and welcome to the Clearwire Corporation Second Quarter 2008 Earnings Conference Call. My name is Michelle and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS) As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to your host for today’s conference, Ms. Mary Ekman with Clearwire.
Mary Ekman — Clearwire Corporation — VP, IR
Thank you Michelle. Good afternoon ladies and gentlemen. I’m Mary Ekman, Vice President, Investor Relations with Clearwire, and I’d like to welcome you to our second quarter 2008 financial results conference call. With me today are Ben Wolff, Chief Executive Officer; Perry Satterlee, President and Chief Operating Officer; John Butler, Chief Financial Officer; John Saw, Chief Technology Officer; and Hope Cochran, Vice President, Finance and Treasurer.
During today’s call, Ben will review Clearwire’s key results and accomplishments, as well as provide an update on our pending Sprint transaction. Perry will discuss our WiMAX market progress as well as business results and operating metrics for the quarter, and John Butler will highlight the key drivers behind our second quarter financial results and provide an update on our 2008 targets. Following our prepared remarks we will open the line for your questions.
This afternoon’s call is scheduled to last approximately 45 minutes, including Q&A. As a reminder to all listeners, today’s call is being webcast live on the Clearwire Investor Relations website, and will be archived on that site and available for replay shortly after we conclude. Hopefully, you’ve all had an opportunity to read the Earnings Release we issued earlier this afternoon, which provides detailed financial information on Clearwire Corporation’s 2008 second quarter results.
Today’s call may contain forward-looking statements reflecting management’s beliefs and assumptions concerning future events, and trends in or expectations regarding financial results. Forward-looking statements include, among other things, our future financial and operating performance and financial condition, including projections and targets for 2008 and subsequent periods, subscriber growth, network development and launch plans, strategic plans and objectives, proposed transactions and the need for additional financing. These forward-looking statements are all based on currently available operating, financial and competitive information and are subject to various risks and uncertainties. Listeners are cautioned not to put undue reliance on any forward-looking statements as they are not a guarantee of future performance.
Please refer to our press release and our filings with the SEC for more information concerning risk factors that could cause actual results to differ materially from those in the forward-looking statements. The Company assumes no obligation to update any of these forward looking statements. Additionally, a reconciliation of any non-GAAP financial measures discussed on this call can be found in our press release.
At this time, I’d like to turn the call over to Ben Wolff.
Ben Wolff — Clearwire Corporation — CEO and Director
Thank you, Mary, and thank you to everyone on the call for joining us today as we discuss Clearwire’s second quarter 2008 financial and operating results.
At every opportunity we have been sharing with you the progress our Company has been consistently making in preparing for our planned nationwide mobile WiMAX deployment, which we believe has the potential to transform the communications landscape and the way that all of

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us use the Internet; and the second quarter was certainly no exception in terms of great progress. At a high level, there are four areas that we’d like to focus on today.
First, our pending combination with Sprint’s 4G business, coupled with a $3.2 billion capital infusion from our strategic investor group, is on track for a fourth quarter closing, and our preparation to integrate the businesses is well underway.
Second, the Network deployment in our first four planned mobile WiMAX markets is ramping well in terms of sites in progress, network readiness testing, and end user device testing.
Next, we’ve been moderating the rate of sales growth of our current residential broadband services in order to direct our resources more fully toward accelerating the upgrade of our existing markets to mobile WiMAX technology, much of which we now anticipate completing during 2009 assuming the Sprint transaction closes as expected.
And lastly, but very importantly, we continue to demonstrate the long-term scalability and profitability of our business through the consistent upward trends in the financial performance of our operating markets as we are once again demonstrating with our solid second quarter consolidated financial results that we reported today.
As we discussed at the time that we announced the transaction with Sprint, there are a few conditions that need to be satisfied prior to closing the transaction. These conditions include securing the necessary regulatory approvals from the Department of Justice and the Federal Communications Commission, and securing the approval of Clearwire’s shareholders.
With respect to the DOJ process, I’m pleased to report that the waiting period under the Hart-Scott-Rodino Act has expired without the issuance of a second request by the DOJ. The parties are free at this juncture to move forward with the closing of the transaction once the other closing conditions are satisfied. The DOJ is continuing to review certain issues relating to the disclosure of competitive information and the coordination of business decisions following the closing of the transaction to ensure our ongoing compliance with the antitrust laws.
In terms of the FCC process, public comments regarding the transaction were required to be submitted to the FCC by July 24th. We were very pleased that more than 100 parties expressed unconditional support that the transaction is in the public interest and should be expeditiously approved by the FCC. We were also pleased that only two oppositions were filed, and that neither raises substantive objections in our view. In fact, the only major carrier to comment made clear in its filing that it does not fundamentally oppose the transaction. We are confident that the transaction is in the public interest, since we expect the transaction to increase competition, offer consumers more choice, and stimulate innovation.
As for our shareholder approval, work on our proxy solicitation materials necessary for our shareholder vote is well underway, and we anticipate filing these materials with the Securities and Exchange Commission within the next 30 days. So the net result is that we continue to expect the transaction to close during the fourth quarter. Based on our ongoing active conversations, all participants, meaning Clearwire, Sprint, Intel, Google, Comcast, Time Warner Cable and Bright House Networks, remain enthusiastic and committed to the transaction, and collectively we are focused on completing the necessary steps to closing as expeditiously as possible.
To the extent permitted under our existing agreements and applicable law, we are working jointly with our counterpart Sprint on a comprehensive integration planning. Work in this area includes identifying the priorities and goals for the new Clearwire and creating a plan for the integration of our employee-partners, networks, deployment process, back office platforms, and sales and distribution efforts in order to provide for a seamless combination of our businesses and our teams.
We recognize that conventional wisdom would say that most mergers face their biggest challenges after closing and during integration. We are fortunate to have a board and a management team experienced in the merger and integration process, and we are incorporating the lessons learned from those past experiences into the integration of Clearwire and Sprint’s WiMAX businesses to make the transition a smooth one. While we are cognizant of the amount of time, attention and effort it will require, we also believe that combining with Sprint’s WiMAX business will be relatively straightforward. Each of our businesses have complementary areas of focus that coalesce well. Leveraging our shared values and operating principles, the combined new Clearwire team is committed to cutting-edge innovation, exceeding the expectations of our customers and delivering execution excellence in the deployment of the first nationwide mobile WiMAX network.
The infusion of $3.2 billion in committed capital at closing will give the new Clearwire sufficient resources and runway to rapidly embark on our ambitious growth plan, including new market deployments and the accelerated conversion of our existing markets to mobile WiMAX technology. We will soon bring together all of the key elements we believe are necessary for a next-generation communications company to succeed. These

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elements include vast spectrum resources, a real time-to-market advantage, next-generation technology that is commercialized today, key distribution partners, an experienced team and substantial financing. This is truly an unprecedented opportunity to address a clear market demand with a differentiated service offering, supported by assets and strategic partners that we believe give us a distinct competitive advantage.
Network site development, network readiness testing and consumer device testing in advance of launching Clearwire’s first mobile WiMAX market in Portland, Oregon, are all progressing well. During the second quarter we nearly tripled our geographic coverage area in Portland bringing the number of people covered by our WiMAX network to approximately 1.2 million. Nearly all of the additional sites that we need to launch the market are now in some stage of the development and construction process.
Our Portland market is now moving from network readiness testing into operational readiness testing. Our recent operational tests continue to demonstrate the significant differentiation of mobile WiMAX performance with peak data rates of more than 15 megabits per second to an end-user device, and mean data rates of over 6 megabits per second. By combining our superior download speeds with the very low mean latency performance we are experiencing, the potential for mobile WiMAX to support real-time services like online gaming, Voice over IP and video streaming services is truly revolutionary.
This rapidly growing industry supported by a robust vendor ecosystem is paving the road to the mobile Internet. According to the WiMAX Forum, the global support of WiMAX continues to build momentum with more than 300 WiMAX deployments in 118 countries. For example, just recently, major incumbent cellular operators in Russia and India announced additional commitments to deploy mobile WiMAX networks. Plans for new WiMAX-enabled consumer devices continue to expand with more than 80 suppliers providing a range of more than 480 devices from base stations and CPEs to PC Cards and handsets. And based on recent industry news releases, more than 100 new certified products are slated to be introduced in the next six to 12 months alone.
Together with Intel, we are testing laptops and notebook PCs from Lenovo, Toshiba, Asus and Acer on our mobile WiMAX network in Portland, and we are pleased with the initial performance. Many more notebooks are on their way thanks to the strong commitment from global PC OEMs to deliver embedded WiMAX products. When combined with this robust pipeline of devices and services, we believe that our mobile WiMAX network will greatly improve our customers’ wireless broadband experience, far beyond what is achievable by any other wireless network in service today.
Moreover, the considerable upgrade for our customers in terms of speed, available end-user devices, features and overall experience has accelerated our decision to drive toward converting our pre-WiMAX operating markets to mobile WiMAX technology as soon as possible. Perry will update you on these plans in a few moments.
During the second quarter, we continued to make good progress in our other initial WiMAX markets as well. These markets include Atlanta, Las Vegas and Grand Rapids. We are currently well positioned to have the majority of the build in each of our first four WiMAX markets complete by the end of this year, although completion and commercial launch of these markets is dependent on the timing of the closing of the Sprint transaction and whether we choose to secure additional funding during the interim period.
We are making every effort to appropriately balance our capital spending and progress in our initial WiMAX markets with our capital resources and expectations concerning the timing of the funding associated with the Sprint transaction. If at any point we believe the transaction will take longer to close than currently expected, and we are not able to secure interim financing on terms that we find acceptable, we will further moderate our spending, but we will attempt to do so in a manner that best positions us to most expeditiously launch new markets once our transaction is complete.
As we have previously discussed, in addition to our first four WiMAX markets, we have approximately 30 million mobile WiMAX POPs in various stages of development in markets throughout the U.S. and this number does not include any POPs covered by WiMAX networks under development by Sprint.
Our extensive broadband network infrastructure portfolio, which includes all towers on air as well as our robust pipeline of sites in various stages of development, now stands at nearly 10,000 sites. We believe this state of deployment readiness will allow us, following the closing of our transaction, to quickly begin implementation of the prioritized market launch schedule that our integration teams are planning for.
In continuing our efforts to enhance profitability rather than focusing on market penetration, Clearwire ended the second quarter with a total of 31 markets achieving Market EBITDA positive, more than twice the number at this time last year. Marking an important targeted inflection point for our domestic business, our U.S. operating markets in the aggregate achieved a positive market EBITDA margin as a group for the first time in

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Clearwire’s history. Moreover, with respect to our largest markets, Honolulu is now EBITDA positive, and Seattle is on the same trajectory. We continue to see strong profitability increases in our existing U.S. markets.
Further illustrating the strong gains in operating efficiency we are achieving, every one of the Initial 25 Markets is now market EBITDA positive, and as a group the Initial Markets posted a 34% market EBITDA margin for Q2. A number of our Initial Markets have broken through 40% market EBITDA margins, and some are now approaching 50%.
Our decisions in the latter half of last year to focus our resources on new WiMAX market deployments and on increasing market level profitability, together with our recent decision to accelerate the conversion of our existing markets to mobile WiMAX technology, resulted in part in a slowdown of new customer acquisitions which we expect will continue for the balance of this year. Clearwire ended the second quarter with just over 460,000 total subscribers across 50 markets. Fifty-four percent year-over-year subscriber growth, in combination with strong domestic ARPU gains of more than $2.50 for the quarter, led to consolidated revenue growth of 65% in Q2.
During the quarter, we also succeeded in acquiring more spectrum; our key strategic advantage in deployment of a nationwide wireless broadband network. Our spectrum holdings now stand at approximately 15.8 billion MHz/POPs of spectrum in the U.S., covering more than 250 million people. Furthermore, the spectrum in our European markets covers approximately 200 million people, giving us one of the largest portfolios of spectrum that is specifically identified by the mobile WiMAX standard. With the closing of the combination with Sprint, our domestic spectrum holdings will substantially increase to more than 42 billion MHz/POPs of spectrum.
You may have seen the recent report that the International Telecommunications Union, or ITU, recently approved the technical requirements for the next-generation mobile broadband technology which the ITU calls IMT-Advanced, more commonly referred to as 4G. It is significant to note that the ITU has recommended that 4G technology needs at least 40 megahertz of spectrum, and preferably up to 100 megahertz of spectrum in each market, irrespective of the frequency used, in order to provide sufficient channel width to enable the data throughput that 4G services will demand.
Importantly, after closing our transaction with Sprint, our spectrum position will exceed the high end of the ITU recommended range in most markets across the country, making our 4G spectrum position the best in the U.S. for the delivery of 4G services.
In contrast, some of our largest competitors are talking about attempting to deploy 4G services on 20 or 22 megahertz of recently-acquired spectrum, since as one of them has recently stated, “Clearing Legacy technology from PCS and cellular spectrum can be a slow process and using narrow slivers of spectrum for LTE limit data rates and the number of customers that can be supported on the network.”
A number of incumbent cellular operators have made clear that the key to delivering wireless bandwidth is spectrum. One large domestic operators on record within the past couple of months saying that greater spectrum availability will translate into faster broadband access as demand for that service continues to grow. Mobile operators in this country have already spent more than $50 billion on spectrum since 2000 at auction, and it appears that they still may not have enough adequate spectrum available for 4G services.
With the combination of our spectrum assets with Sprint’s, we will be uniquely positioned to deliver next-generation wireless services with more than 100 megahertz of spectrum in most markets across the country.
With that I would like to turn the call over the Perry Satterlee for a review of our operating highlights and the key metrics for the second quarter.
Perry Satterlee — Clearwire Corporation — President and COO
Thank you Ben. We are very pleased with the development progress in our first four WiMAX markets. As of the end of July, we have approximately 1.2 million POPs on air and operating in Portland. With this progress, we are in a great position to be able to launch the market by the end of the year, but as Ben mentioned earlier this is based on a timely close of the Sprint transaction and whether we choose to secure additional financing in the interim.
Deployment of the remaining POPs in the additional three WiMAX markets; Atlanta, Las Vegas and Grand Rapids, are also on track. Our engineering team is currently testing the core elements of these networks utilizing the important lessons learned from the early stage testing we completed in Portland. We have approximately 1,250 sites under development in our first four WiMAX networks. Between what we have on air today and what we have in active development, our total site portfolio is nearly 10,000 sites. This is approximately one-half of the total sites expected to be on-air by the end 2010. Just to put this number in context, it is approximately three times the total number of sites that Nextel Partners had when I left to join Clearwire.

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We believe that our progress with our WiMAX markets, together with the successful integration planning that we are accomplishing with our colleagues at Sprint, represent a considerable leap forward in the establishment of WiMAX as a dominant next-generation technology for mobile broadband services.
We have built significant momentum behind WiMAX during the last six months and have determined that accelerating the upgrade of our pre-WiMAX markets makes the most sense for the business and for our customers. By starting the upgrade process now, we currently expect that the bulk of our pre-WiMAX markets will be upgraded to mobile WiMAX by the end of 2009. By quickly accelerating the upgrade of existing markets to mobile WiMAX, we will be able to offer a new, more robust product set to improve our customers’ experience. We believe expanding the focus of the business from our current largely fixed offering to a highly mobile wireless internet experience is clearly the largest growth opportunity that exists in today’s market.
As an example of this opportunity, Verizon and AT&T reported in their second quarter results that the growth in wireless data comprised approximately 60% to 70% of total wireless service revenue growth for each company. While we will certainly continue to deliver great residential services, Clearwire is entering the mobile wireless arena in an industry-changing way by delivering “true broadband” to mobile consumers from a single low-cost network.
In line with our previously stated priorities, and understanding that the second quarter has historically been a slow growth quarter for broadband, we moderated our new residential subscriber growth rate and are shifting our focus to the deployment and upgrade of our mobile WiMAX markets. To that end, we reduced our second quarter sales and marketing spend by over 20% from the same quarter last year and by almost 30% from the first quarter of 2008. As a result, consolidated net subscriber additions in Q2 were 18,400. This brings the total number of subscribers to 461,000, which represents a 54% subscriber growth rate from the second quarter of last year.
As we discussed during last quarter’s earnings call, we expected Churn to increase through the second quarter as we entered a period of seasonally high voluntary Churn and as we continued to operate in a challenging macroeconomic environment. One symptom of the broader economic issues facing the American consumer is that credit card default rates have increased to levels at or above the peak reached during the 2001 recession. This has had an impact on our business which relies primarily on automated credit card billing and collection for service fees.
Domestic Churn was 2.3% for the quarter, which is up from 2% last quarter and 1.7% during the same period in 2007. We are experiencing the same seasonal upswing in voluntary Churn that has occurred in previous years, which is driven in part by the typical pattern of customers moving at the end and start of the school year.
Consolidated Churn in Q2 was 2.6% compared with 2.2% last quarter and 2% during the same period in 2007. We expect Consolidated Churn to rise in the second half of the year as we dedicate fewer financial resources to the existing markets in anticipation of the WiMAX upgrade and as we continue to navigate the challenging consumer credit environment. While our Churn is not as low as the current wireless competitors, it is lower than the Churn for Cable and DSL competitors, which analysts have estimated will be in the range of 2.7% to 3.5% for 2008. We believe the unique attributes of our current product set will enable us to remain at Churn levels that fall in this comparable range until we begin offering the differentiated set of mobile WiMAX services.
In Q2, consolidated ARPU was a record high of $39.28, which is an increase of $1.35 from the same period in 2007 and a sequential quarterly increase of $2.42. Both year-over-year and sequential ARPU growth were driven by the continued penetration of our VoIP and PC Card services. Additionally, the strong growth in ARPU is propelled by the transition of subscribers added during the Holiday promotional period to full-price rate plans.
We believe our long-standing emphasis on pricing stability, premium plan loading, and the prudent use of promotional offers has pushed our ARPU upwards, while the pricing strategies of some of our larger competitors has led to a decline in theirs. Our progress in marketing multiple services to our customers should allow us to maintain or increase ARPU in our existing markets as we begin the mobile WiMAX upgrade process. We see an opportunity to strengthen ARPU through increased penetration of multiple services for our existing customers which will contribute to improved margins and set the stage for the multiple service offerings of the mobile WiMAX model that we envision for Portland and beyond.
Consolidated CPGA for Q2 was $404.00, which is up slightly from $393.00 last quarter and down significantly from the $471.00 during the same period last year. The year-over-year improvement in CPGA is illustrative of our efforts during the last several quarters to drive efficiency and profitability in our operating markets. CPGA for the domestic business declined slightly on a sequential quarterly basis in Q2, and we expect a continued trend of lower overall customer acquisition spending in our pre-WiMAX markets for the remainder of the year.

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As we prepare for the launch of our mobile WiMAX markets, we expect an increase in spend as we build distribution channels and begin to create awareness in the markets. As we have experienced in previous quarters where we have launched new markets, these expenses are not offset by corresponding production of gross adds, and as such they contribute to a higher CPGA before and through the launch period.
Our Initial 25 Markets continued to improve across multiple performance metrics. It is important to note that all 25 markets in this group were Market EBITDA positive in Q2. The Market EBITDA margin of the group was 34% in Q2, which is up from 21% in Q1 and from 5% in the second quarter of 2007. This rapid margin increase during the past year has been significant, and while we continue to expect to grow the Initial Market EBITDA margin going forward, we do not expect that the increases will be of the same magnitude of the last two quarters. CPGA in the Initial Markets was $329.00 in Q2 compared to $343.00 last quarter and $400.00 in the second quarter of 2007. ARPU in these markets grew to $38.56 in Q2 compared with $36.90 last quarter and $37.99 in the second quarter of 2007.
In the past, we have referred to these Initial 25 Markets as our blueprint for our operating markets to achieve profitability. This statement was amplified in the second quarter as, for the first time, our 46 domestic operating markets are market EBITDA positive as a group. This is an important milestone for Clearwire in our continued demonstration of the scalability of our business model. We believe it bodes well for the continued operating margin improvements as we upgrade these markets and graduate to a larger mobile product set and a larger target market in the mobile WiMAX world.
As we discussed earlier, the penetration of additional services is critical for ARPU and margin growth in our operating markets. During Q2, we continued to make good progress with our VoIP offering. VoIP sales as a percentage of residential broadband sales grew from 10% last quarter to approximately 15% in Q2. As we discussed during last quarter’s earnings call, we have seen positive initial progress with our PC Card offering, especially in the take rates of the combined residential and mobile service. Given that we did not expect the availability of the Express Card form factor until late Q2/early Q3, we limited PC Card marketing and distribution while maintaining sales at a consistent 5% of residential broadband additions in the second quarter.
The initial quantities of the Express Card began to hit the market in early July, and since their arrival we have seen a noticeable uplift in PC Card sales. With the availability of this form factor we expect that the efficiency of our sales and marketing efforts around PC Cards will steadily improve. As with our VoIP service, we see a tremendous opportunity with the PC Card to drive multiple services into our new and existing customer base.
Our demonstrated ability to sell multiple products to our customers, both at the point of sale and through existing customer relationships, will be leveraged further in the coming quarters as we continue to focus on improving margins.
And now, I’d like to turn it over to our Chief Financial Officer, John Butler.
John Butler — Clearwire Corporation — CFO
Thanks, Perry. As Ben highlighted at the top of the call and as we have been discussing with you for the past several quarters, our consolidated financial results for Q2 reflect the results of our focus on driving profitability rather than emphasizing top-line growth as we prepare to close the Sprint transaction.
On a consolidated basis, Service Revenue for the second quarter increased 65% to $58.6 million, up from $35.5 million in the same quarter of ‘07. The increase was primarily driven by a 54% year-over-year increase in our subscriber base which has grown to 461,000 from 299,000 at the end of Q2 ‘07. Also driving higher service revenue was a continued growth in ARPU. As Perry mentioned, ARPU rose to a record $39.28 for Q2 compared to $37.93 for the same period in ‘07.
Cost of Service expenses, which represent the direct operating costs of our markets, largely tower rents and direct Internet access costs, increased to $42.2 million in the second quarter of ‘08 from $23.3 million at the end of the second quarter of ‘07. This increase is driven by the significant number of sites that have completed the acquisition, zoning and permitting phase, or what we call AZP, and are under lease but waiting for our bill of materials to be installed for new market launches. Specifically, we now have almost 2,500 sites in service and producing revenue and over 3,200 sites through the AZP phase and in various stages of construction that we are paying rent on, but are in markets that we have not yet turned up.
Gross Margin on a sequential basis increased modestly to 28% in Q2 ‘08 from 26% in Q1, and decreased as compared to 34% in the same period last year for the reasons just mentioned.

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Our SG&A Expenses were $94.8 million for the second quarter, which is slightly higher than the $87.4 million spent in Q2 ‘07. The largest component of the $7.4 million year-over-year increase was customer care costs for a larger subscriber base across more markets. On a sequential quarter basis, however, our SG&A was approximately $4 million lower than the previous quarter. This reflects our continued focus on cost containment in the areas of sales and marketing and corporate overhead expenses, as we have slowed our subscriber growth in anticipation of upgrading markets to our mobile WiMAX network in ‘09. We ended the second quarter with approximately 1,821 employees, or partners as we call them.
EBITDA for the quarter was a $117.7 million loss compared to an EBITDA loss for the same quarter last year of $90.6 million. When we adjust for non-cash items such as stock compensation expense, non-cash tower rent, non-cash spectrum lease expenses and for Sprint transaction expenses, our Adjusted EBITDA loss for the quarter was $75.3 million versus $70.2 million in 2Q ‘07. On a sequential basis, this marks the third quarter in a row where we have seen our Adjusted EBITDA losses narrow as we are highly focused on driving profitability in the existing markets.
Looking ahead, Clearwire continues to be an asset-intensive business. Consistent with the experience at McCaw Cellular, Nextel, and Nextel Partners, as our network footprint expands and new markets open, our direct costs in new markets are spread over a small customer base and both new customer acquisition costs and new market development expenses increase. This flows through our P&L. When new market launches begin again, we expect our losses to increase until the new markets begin to mature. This is the same pattern we have seen in our existing pre-WiMAX markets and that all wireless carriers have faced during the build-out phase.
Second quarter Net Loss was $199.1 million compared to a Net Loss of $118.1 million in the same quarter of ‘07. This included other-than-temporary impairment loss on investments of $27.9 million in the second quarter ‘08 in recognition of a decline in value of certain auction-rate securities. We also recorded transaction-related expenses of $10.2 million in the second quarter ‘08 related to our pending Sprint transaction.
For a review of six month year-to-date financial highlights, please refer to today’s press release, as well as to our second quarter 10-Q that will be available within the next two business days.
Moving to Capital Expenditures. Capital Expenditures for Q2 totaled $62.3 million as compared to $90.2 million in the second quarter of last year. During the quarter just ended; approximately $60 million was spent on the domestic business and of that about two-thirds was spent on the network and site development; approximately 14% on CPE; and the balance on IT, billing and facilities.
Now let’s move to our Initial Markets. Our Initial 25 Markets posted record Market EBITDA growth for the quarter driven by Service Revenue which increased by 25% to $26.5 million in Q2 as compared to $21.2 million for the same period in 2007. Gross Margin increased slightly to 77% for the quarter, up from 76% in Q2 last year. The Initial Markets reported Market EBITDA of $9.1 million and a Market EBITDA margin of 34% for Q2, representing a 13-point improvement in margin compared to the first quarter. It also represented a 29-point improvement over the 5% Market EBITDA margin in Q2 ‘07. This strong growth in profitability for the Initial Markets helped us reach another key milestone in the second quarter. The Initial Markets effectively turned free cash flow positive, as their operations more than covered the ongoing CapEx needs in the Initial Markets and generated excess cash flow back into the core business.
As you heard each of us say today, the financial results of our 25 Initial Markets reflect positively on the replicable and scalable nature of our business. What’s interesting is that these results have been achieved primarily with only one product, our residential modem. With the transition to mobile WiMAX and all of the network and device ecosystem we’ll offer in terms of improved performance, expanded products and greater mobility for home and away usage, we believe our results both in terms of customer adoption and market profitability should improve significantly. We are already beginning to see it with early results from our VoIP and PC Card services as Perry mentioned.
Let’s move to the Balance Sheet. As we have mentioned several times already, until the Sprint transaction is completed we are focused on moderating our cash uses. We ended June 30, 2008, with approximately $528 million in Cash and Short Term Investments. We are focusing our spend until closing on our new WiMAX network deployments while we continue integration planning throughout the enterprise. Our transaction with Sprint and the strategic investors will bring in an additional $3.2 billion in cash at closing and our spectrum holdings will nearly triple.
Following that infusion, we are well positioned to focus on rapid nationwide network deployment while looking to raise future capital opportunistically when the financial markets improve. Given the large increase in our spectrum portfolio at closing and the significant capital infusion, we believe we will be able to tap the debt markets on better terms once the capital markets return to more historical norms.

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We continue to target our previously stated 2008 goal for Revenue in the range of $205 to $215 million. With respect to CapEx, we expect to end the year well below the $275 to $290 million we originally targeted. We are now expecting CapEx in the range of $220 to $240 million, although this remains subject to the timing of the closing of the Sprint transaction and whether we choose to secure additional financing in the interim.
Given our decision to significantly lower marketing spend and direct those resources towards accelerating conversion of existing markets to mobile WiMAX, we do not expect to add materially to our total subscriber base over the remainder of this year. We currently have Covered POPs of 16.8 million, and when we launch our first four WiMAX markets we expect to be at approximately 22 million Covered POPs. We remain highly focused on a successful closing and integration of the Sprint transaction, which we believe will put us in an excellent position to quickly accelerate growth towards our longer-term goals.
And with that, I will turn the call back to Ben.
Ben Wolff — Clearwire Corporation — CEO and Director
Thanks, John. We recognize that there is quite a bit of anticipation and interest surrounding our pending transaction with Sprint and the launch of our first mobile WiMAX markets. The upcoming $3.2 billion cash investment at an investment price of between $17 and $23 per share, coupled with a Best in Class spectrum position, will allow us to aggressively pursue the exciting growth opportunities ahead for the new Clearwire. We plan to offer communication services that are both competitive with and complementary to today’s mobile and wireline voice and data services, all from a single, low-cost mobile WiMAX network, delivering four times the performance for one-tenth the cost of Legacy wireless networks.
We believe the foundation we have built demonstrates Clearwire has a successful business model, which shows a clear path to profitability and positive cash flow. By transforming our business to deliver a robust suite of wireless broadband services to consumers, we believe we are on the right path to build tremendous long-term value for our shareholders.
And with that, we will be happy to take your questions.
QUESTION AND ANSWER
Operator
(OPERATOR INSTRUCTIONS) Your first question comes from the line of Simon Flannery of Morgan Stanley. Please proceed.
Simon Flannery — Morgan Stanley — Analyst
Okay, thank you. Good afternoon. If we could focus on the Churn number for a second, have you been able to get any analyses from your customers on exactly what it is? How much of this is due to seasonality? How much is due to the economy, or any other issues going to cable/modem or whatever because the speed isn’t what people are looking for? Some of the things we’ve in the DSL arena that I think mobile WiMAX will certainly address on some level.
And then to clarification, you gave some revenue guidance; you gave some CapEx guidance. Can you help us think about Op Ex in the second half of the year. I think you talked about some of the initiatives you’re taking. How much of a drop might we see in Op Ex between the first half and second half? Thanks.
Perry Satterlee — Clearwire Corporation — President and COO
Simon, this is Perry. When you look at some of the detail around the Churn; when you look at the voluntary Churn as it was up slightly in the second quarter and we have historically seen it drop in the fourth and first quarters. But the majority of our Churn is driven primarily by the non-pay issue and really we have watched it as it parallels credit card default rates, as it parallels the mortgage crisis and everything else, and that it has risen. And we would expect that as we end towards the economic cycles we will continue to follow that, and as that changes so will our Churn rates.
Simon Flannery — Morgan Stanley — Analyst
Are you changing your credit standards?
Perry Satterlee — Clearwire Corporation — President and COO

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We have changed our credit standards. We did that in the first quarter of 2007 and we continue to on market-by-market basis. Where we have seen some geographies of the U.S. have had higher Churn rates, we continue to ratchet those up on a monthly and quarterly basis.
Simon Flannery — Morgan Stanley — Analyst
Okay, great.
Perry Satterlee — Clearwire Corporation — President and COO
And then on your Op Ex, John could you respond to that?
John Butler — Clearwire Corporation — CFO
Sure. We’re obviously focused on cash and Op Ex and I would say between first quarter and second quarter on the domestic side of the business, we dropped our Op Ex about $24 million. International stayed about the same. We had some great spectrum opportunities. They were up over what we had expected, about $12 million lower than the prior quarter. So net net for the most recent quarter we’re $24 million lower in terms of burn rate than the prior quarter. We’ve adopted a number of steps and expect that burn rate to continue to drop over the coming quarters, particularly given some of the things we’ve done on international and elsewhere.
Simon Flannery — Morgan Stanley — Analyst
Okay, anymore specifics? I mean was this $24 a quarter a good drop from Q2 to Q3 and Q3 to Q4, or is that too much?
John Butler — Clearwire Corporation — CFO
Simon, I don’t think we’ve given that level of guidance at this stage and probably aren’t prepared to do so, but needless to say we’ve adopted a number of steps that will continue to drop the burn rate in a meaningful over the next couple of quarters.
Simon Flannery — Morgan Stanley — Analyst
Great, thanks.
Operator
Your next question comes from the line of Ric Prentiss of Raymond James. Please proceed.
Ric Prentiss — Raymond James & Associates — Analyst
Thanks. Good afternoon, guys.
Ben Wolff — Clearwire Corporation — CEO and Director
Hi, Ric.
Ric Prentiss — Raymond James & Associates — Analyst
A couple of questions for you guys. First, with the acceleration of trying to get the bulk of your pre-WiMAX moved over to mobile WiMAX by the end of ‘09, a couple of questions on that. First, can you walk us through what exactly has to be done in the network? Second, what kind of cost do you think it would take Op Ex and CapEx-wise to kind of make those changes? And will you accelerate or kind of force the subscribers to move over, or will it be more natural as far getting them to move from pre to mobile WiMAX equipment?
Ben Wolff — Clearwire Corporation — CEO and Director
All right, thanks, Ric. In most of our markets, we’re going to be focused on doing a WiMAX overlay. What that really means is being able to keep our Expedience system up and operating while we overlay mobile WiMAX technology on top of the network infrastructure that we’ve already built. That will obviously involve less in the way of CapEx and Op Ex than if you were doing a Greenfield startup as we are in Portland, Atlanta and our other new WiMAX markets. So, we have not given out anything today and are not prepared to give specific guidance on what the exact costs will be associated with the conversion or the upgrade, and we’ll look at providing you with some more detail on that in the future as we get closer to that point in time. But it is a fraction of the cost of doing a Greenfield build.

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In terms of what we do with our customers, again the intention is that we will allow customers to continue to use the NexNet or Expedience equipment that they have and not kind of force a transition that could result in premature Churn. But as the Churn occurs kind over the natural course with the Expedience network, we’ll decide at what point in the future it makes sense to no longer support that network from an Op Ex perspective and kind of take that network down. But one of the real beauties of the transaction with Sprint is that it gives us enough spectrum depth in almost every market that we’re in to be able to really operate the two networks side by side.
Ric Prentiss — Raymond James & Associates — Analyst
Now, I assume that means the overlay, putting in a new base station at the bottom. Do you need more antennas up on the towers, too, then to have a different signal or can you use the same antennas?
Ben Wolff — Clearwire Corporation — CEO and Director
We’ll add antennas and also a small footprint gear at the base of the tower.
Ric Prentiss — Raymond James & Associates — Analyst
Okay, next question for you guys. John, you were talking about all of the, I think it was 3,200 sites that you’ve already got ready to go with the zoning and permitting and planning; was AZT, AZP/ATP. I don’t know. I’m tired today.
John Butler — Clearwire Corporation — CFO
Sure; Acquisition, Zoning and Permitting, Ric.
Ric Prentiss — Raymond James & Associates — Analyst
There you go. Are you paying full lease expense on that? You said you were paying rent, but have you just reserved a spot on the towers? I’m just trying to think if there’s going to be a higher expense kick-up when you actually physically put the equipment on there. And a side question is, how much should we expect the mobile WiMAX equipment to cost kind of on a per cell site, per-tower basis?
John Butler — Clearwire Corporation — CFO
So the 3,200 towers that I mentioned we’re paying full boat on and you won’t see an expected increase in the rent rate on those towers.
Ric Prentiss — Raymond James & Associates — Analyst
Then, as far as CapEx, as far as when you start putting the equipment in at those 3,200 sites, how much could we expect?
John Butler — Clearwire Corporation — CFO
Those will be new WiMAX sites, so the bill of materials there runs about $50,000.
Ric Prentiss — Raymond James & Associates — Analyst
Okay, and then you mentioned a couple of times, I think most of you kind of touched on it; obviously, while this is all contingent on the timing of the closing with Sprint, the possibility of interim financing. As you look at interim financing, what is kind of the gating factors? Is it delays in the closing that would cause you to go that way, or is it the market opening up? I’m just trying to think what would cause you to kind of jump into an interim financing mode.
Ben Wolff — Clearwire Corporation — CEO and Director
I think it’s really being able to take advantage of the opportunity that’s in front of us, Ric. I mean when you think about the ability to get these markets converted over sooner and get more of the network built that more quickly, it’s really just a question of making sure we’re being prudent with the cash that we have available to us and not shortening that runway unnecessarily. So, I think depending on the cost of capital, we could see that we could get a good return if we were to take down some capital in the interim and launch these plans sooner rather than later. Frankly, whether the Sprint transaction would happen or not, we are excited about what we are seeing with WiMAX and want to move the business forward. So it’s really just a cost-benefit analysis of the cost of capital and the timing of the Sprint transaction versus getting going with our plans that we’ve talking about here today.
Ric Prentiss — Raymond James & Associates — Analyst
Okay. It sounds like you’re ready to play some golf. Let’s get going.

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Ben Wolff — Clearwire Corporation — CEO and Director
Thanks, Ric.
Operator
Your next question comes from the line of Eric Kainer of ThinkPanmure. Please proceed.
Eric Kainer — ThinkPanmure — Analyst
Thank you very much for taking my question. First question is about the Initial Market EBITDA performance, which for the second consecutive quarter is quite frankly a shockingly good number. One of the things that is maybe a curiosity there is that the Initial Market ARPU is a touch below the overall ARPU. Is that because of a lower penetration of VoIP product and, if so, are there any programs to kind of up-sell the existing base?
Perry Satterlee — Clearwire Corporation — President and COO
Eric, it’s Perry. Yes, when we found and I think we’ve talked about it on previous calls, that when we actually launched the product with a combined set of services our penetration rates are higher. So, as we go back into the existing markets with the older bases, the take rate is not as high as it is on new launch markets. So, that’s for your first question.
Then, the second question, are we actively promoting it to the base? Yes, we are actively — as we now have the Express Card form factor, we actually go back and market our base very aggressively for both the VoIP and PC Card offering.
Eric Kainer — ThinkPanmure — Analyst
Okay, great. Let’s see, the next question is about the availability of dual and tri-mode devices, obviously for the post-merger network. Can you give us any sense of what the timeline looks like for those devices?
Ben Wolff — Clearwire Corporation — CEO and Director
There are a number of different manufacturers that are talking to, I believe both us and Sprint, about dual mode and tri-mode devices. I believe we will see some of the first devices that are dual mode towards the end of this year. And then we will see a larger assortment of devices in the first half of ‘09. But as far as we’re concerned right now, we do believe there will be dual mode devices towards the end of this year.
Eric Kainer — ThinkPanmure — Analyst
Excellent, thank you. Last question that I — the last topic I really wanted to touch on is really around you retail/wholesale strategy. So obviously post-merger, I mean you can’t talk now about a lot of things specific to Sprint, but I believe you probably can give us a little bit of insight as far as your thinking as far as bringing on other wholesale partners. And I was wondering whether you’ve had meaningful conversations there. I would imagine there are some people who have come to you with some ideas about ways to launch what is effectively a WiMAX MVNO.
Ben Wolff — Clearwire Corporation — CEO and Director
So as you point out, Sprint is expected to be a wholesale partner of ours; Comcast and Time Warner and Brighthouse, obviously wholesale partners as well. So we’ve got a number of wholesale partners that we’ll start off with as part of our transaction. In terms of our willingness and interest level on having other wholesale partners, we’re absolutely open to it, but as you can appreciate we typically don’t talk about kind of discussions that we’ve had or things that are just kind of underway without actually having something kind of baked and ready to present in a final form. So, I’ll respectfully kind of beg off on answering the question about specific conversations that we’re having.
Eric Kainer — ThinkPanmure — Analyst
Okay, thank you and good luck.
Ben Wolff — Clearwire Corporation — CEO and Director
Thanks very much, Eric.

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Operator
Your final question will come from the line of Sid Parakh of McAdams Wright Ragen. Please proceed.
Sid Parakh — McAdams Wright Ragen — Analyst
Good afternoon. I just want to touch upon the revenue guidance. For 2008 you’re targeting revenues of $205 to I guess $215, but if I look at the first half you’re already at $110 million. Are you implying — I’m trying to get what is driving maybe the revenue run-rate lower? Is it lower subscribers or lower ARPU or a mix of both?
John Butler — Clearwire Corporation — CFO
No, Sid, I think it’s just we retained the original guidance. I mean our expectation is that the subscriber base will largely remain about the same on a go-forward basis for the balance of this year until we start the acceleration of WiMAX sales.
Sid Parakh — McAdams Wright Ragen — Analyst
Okay, and then can you also give me a sense for where Voice Over IP penetration is at this point?
John Butler — Clearwire Corporation — CFO
I’m sorry, you broke up?
Sid Parakh — McAdams Wright Ragen — Analyst
Voice Over IP penetration.
John Butler — Clearwire Corporation — CFO
Oh, got it. Sure.
Perry Satterlee — Clearwire Corporation — President and COO
We have been selling at a rate of about 15% and we ended the quarter just north of 18,000 with customers.
Sid Parakh — McAdams Wright Ragen — Analyst
Okay, and then finally, can you walk us through the rationale of maybe accelerating upgrades to existing markets versus in the past where you decided to do it later on?
Ben Wolff — Clearwire Corporation — CEO and Director
You bet. As we look at the performance that we’re getting out of WiMAX and the ability to deliver increased speeds and a greater variety of services to our customers, we think we’ve got a great opportunity to deploy these WiMAX networks. And frankly, without kind of pressuring our customers to do so, provide an opportunity to up-sell them into other types of products and services that we think will do two things. Number one, have the potential to increase ARPU; and also number two, increase stickiness with our customers that reduces Churn. So when you start talking about being able to deliver download speeds to the home of 4 or 6 megs compared to the 1.5 or 2 that we’re offering today, we think that’s a real benefit. When you take a look at the cost to convert existing markets, it’s not a tremendous amount of money. Again as I said, it’s not the same as a Greenfield startup and we can do it relatively quickly.
So, the typical time to build a new market from scratch is anywhere from 12 to 18 months, and frankly, and even the larger more dense and complicated markets it can range up to 24 months as we’ve talked about in the past. To do a conversion of an existing pre-WiMAX market to full mobile WiMAX we think can take, depending on the market, 6 to 12 months on average as opposed to that 12 to 24 range. So, a lot of good reasons from our perspective to kind of take advantage of the infrastructure that we already have.
Sid Parakh — McAdams Wright Ragen — Analyst
Okay, got it. And then I’m just curious, have you tested these upgrades in the sense that they are easy to implement and there aren’t any major hurdles there?

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Perry Satterlee — Clearwire Corporation — President and COO
We are going to begin the testing of that but we have done similar types with upgrades in our previous lines as Ben mentioned earlier in the overlay. So, we have a lot of experience in doing this.
Sid Parakh — McAdams Wright Ragen — Analyst
Okay and then just finally, when subscribers do migrate over to the new network, how do their rates change? I mean are rates expected to go higher, or will they be paying what they pay today?
Ben Wolff — Clearwire Corporation — CEO and Director
It really just depends on what service it is that they’re opting for. We believe that with mobile WiMAX services we will be able to provide a wider array of plans and options for customers. They’ll have more of the ability to pick and choose what features and functionality they want. So, it is tough. I mean I don’t think that we would expect — in fact, I’m certain that a customer that has a fixed level of service today that migrates to WiMAX with the same fixed level of service wouldn’t be paying more. But at the same time, we will provide other levels of service that they might be enticed to pay us more because it’s a different kind of quality or service level. So, I think basically we do have a real shot at increasing not only the ARPU on an individual kind of RGU basis, but also we have the opportunity to sell additional products and services into the home once we deploy mobile WiMAX.
Sid Parakh — McAdams Wright Ragen — Analyst
Okay, thank you, guys.
Ben Wolff — Clearwire Corporation — CEO and Director
Thank you, Sid.
Operator
And that does conclude the question-and-answer session. I’ll now turn it back to management for closing remarks.
Mary Ekman — Clearwire Corporation — VP, IR
Thanks, everyone, for joining us today and that concludes our call.
Operator
Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Have a great day.

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